UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

PINNACLE BUSINESS MANAGEMENT, INC. (Name of Issuer)
Common Stock, $.001 Par Value Per Share (Title of Class of Securities)
72345 10 9 (CUSIP Number)
Roy Samuel The Hawke Group, Inc. 50 N.E. 26 Ave., Ste. 201 Pompano Beach, Florida 33062 (954) 788-7114 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 02, 2001 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 72345 10 9

1.	Names of Reporting Persons. Roy Samuel SS # 085 32 7073 The Hawke Group, Inc. I.R.S. # 65-0748877

2.	Check the Appropriate Box if a Member of a Group* (a.) [ ] (b.) [ ]

3.	SEC USE ONLY

4.	Source of Funds* SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Roy Samuel - United States The Hawke Group, Inc. - Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 44,109,000

	8.	Shared Voting Power 0

	9.	Sole Dipositive Power 44,109,000

	10.	Shared Dipositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,109,000

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Insructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 9.65%

14.	Type of Reporting Person: IN and CO
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Item 1. Security and Issuer

          The class of equity securities to which this Schedule 13D relates is the common stock, $.001 par value, of Pinnacle Business Management, Inc., a Nevada corporation ("Pinnacle".) The address of the principal executive office of Pinnacle is 2963 Gulf to Bay Boulevard, Suite 265, Clearwater, Florida 33759; telephone 727-669-7781.

Item 2. Identity and Background.

(a)	Name: This Schedule 13D is filed by Roy Samuel on behalf of himself and on behalf of The Hawke Group, Inc., a corporation wholly owned by Roy Samuel ("The Hawke Group".)

(b)	Residence or business address: Roy Samuel and The Hawke Group have their principal business and office address at 50 N.E. 26 Ave., Ste. 20, Pompano Beach, Florida 33062.

(c)

Present Principal Occupation or Employment:  The Hawke Group's principal business is investment banking and consulting. Roy Samuel is the President, sole Director and the sole shareholder of The Hawke Group.

(d)

Criminal Conviction:  During the last five years, neither Roy Samuel nor any of the directors or officers of The Hawke Group have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

(e)

Court or Administrative Proceedings:  During the last five years, neither Roy Samuel nor any of the directors or officers of The Hawke Group have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, a judgment, decree or final order was entered enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: Roy Samuel is a citizen of the United States. The Hawke Group, is a corporation organized under the laws of the state of Florida.

Item 3. Source and Amount of Funds or Other Consideration: See Item 4., Purpose of Transaction, below.

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

         Pinnacle entered into a Consulting Agreement on 2/22/01 with Roy Samuel and The Hawke Group whereby Roy Samuel and The Hawke Group were to receive 27,029,000 and 17,080,000 shares respectively of the common stock of Pinnacle in exchange for certain consulting and investment banking services, a copy of which is attached as Exhibit 1.

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Item 5. Interest in Securities of the Issuer.

     Roy Samuel and The Hawke Group together are the direct owners of 44,109,000 shares, or 9.65%, of Pinnacle's issued and outstanding common stock. Neither Roy Samuel nor The Hawke Group have effected any transactions with respect to the common stock of Pinnacle within the past 60 days. No person or entity other than Roy Samuel nor The Hawke Group are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of the shares owned by Roy Samuel nor The Hawke Group.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          See Exhibit 1 for a copy of the Consulting Agreement among Roy Samuel, The Hawke Group and Pinnacle.

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Item 7. Material to be Filed as Exhibits. Consulting Agreement among Roy Samuel, The Hawke Group and Pinnacle dated 2/22/01.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 22, 2001
The Hawke Group, Inc.
By:	/s/ Roy Samuel Roy Samuel
Title:	President
/s/ Roy Samuel Roy Samuel, Individually

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